NO ACT

PE 12-03-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021446

January 11, 2008

Received SEC
JAN 1 1 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/11/2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Johnson & Johnson
Incoming letter dated December 3, 2007

Dear Ms. Goodman:

This is in response to your letter dated December 3, 2007 concerning the shareholder proposal submitted to Johnson & Johnson by Stephen Sacks, Ph.D. We also have received a letter from the proponent dated December 6, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 2 5 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Stephen Sacks, Ph.D.
6509 Hanover Heights Trail
Clifton, VA 20124

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

RECEIVED
2007 DEC -4 AM 11:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 3, 2007

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 45016-01913

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of Stephen Sacks*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareholders Meeting (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Stephen Sacks (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations, namely, employee benefits.

THE PROPOSAL

The Proposal requests that the Company "work to obtain a health insurance plan (or plans) for domestic employees that will sign up preferred providers who will bill non-employees at rates no more than the allowed charge for employees. The allowed charges shall be similar to that of other insurers." A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials on the basis described below.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Addresses the Company's Health Insurance Plans, Matters Relating to the Company's Ordinary Business Operations.

Under well-established precedent, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because the Proposal concerns the Company's ordinary business operations, specifically, employee benefits. The ordinary business exclusion rests on a "general underlying policy" that is "consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998). This general policy manifests itself in the Staff's position that "[c]ertain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." *Id.* In addition, certain proposals seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Proposal seeks to micromanage the Company's selection of the health insurance plans it offers to its employees. The Staff has routinely concluded that proposals related to employee benefits are properly excludable pursuant to the ordinary business exclusion. In numerous no-action letters addressing shareholder proposals relating to employee health plans, the Staff has concurred that companies could exclude these proposals under Rule 14a-8(i)(7) as relating to a company's ordinary business operations, namely employee benefits. *See, e.g.*, *General Motors Corp.* (avail. Apr. 11, 2007) (concurring with the exclusion of a proposal requesting that the Board prepare a report examining the implications of rising health care expenses and how the company is addressing the issue without compromising the health and productivity of its workforce); *Wal-Mart Stores, Inc.* (avail. Mar. 24, 2006) (concurring with the exclusion of a proposal requesting the company to report on the public assistance benefits used by the company's employees); *International Business Machines Corp.* (avail. Jan. 4, 2006) (concurring with the exclusion of a proposal that would prohibit the company from providing any health insurance that includes coverage for sexually transmitted diseases on any company employee, sexual partner or dependent, with certain exceptions); *General Motors Corp.* (avail. Mar. 24, 2005) (concurring with the exclusion of a proposal requesting that the company establish a committee of directors "to develop specific reforms for the health cost problem"); *Burlington Industries Inc.* (avail. Oct. 18, 1999) (concurring with the exclusion of a proposal that would require the company to adopt a new retiree health insurance plan offering HMOs and covering "retirees that were forced out" and to reinstate certain dental benefits for retirees); *International Business Machines Corp.* (avail. Jan. 15, 1999) (concurring with the exclusion of a proposal that would prohibit the company from extending medical benefits to friends of company employees or retirees); *Minnesota Mining and Manufacturing Co.* (avail. Feb. 6, 1991) (concurring with the exclusion of a proposal requesting that the company provide a report concerning determinations made by the company with respect to employee health care benefits).

The Proposal and supporting statement seek to dictate the Company's selection of particular benefit plans that the Company offers to its employees by requiring the Company to offer health insurance plans that comply with specific restrictions on the types of billing arrangements that the plans may follow. In the ordinary course of its business, the Company's management considers the complex issues of the design, maintenance, and administration of the Company's employee benefit plans, including the health insurance plans the Company offers to its employees. As the long-established precedent discussed above indicates, the Staff has consistently found shareholder proposals that impact a company's decisions relating to the evaluation, selection and ongoing maintenance of employee health and welfare plans to be excludable under Rule 14a-8(i)(7) as relating to a company's ordinary business operations. Like the proposals described above, the Proposal seeks to subject the resolution of this ordinary business matter to shareholder oversight. The Proposal likewise is excludable under Rule 14a-8(i)(7) as it interferes with the Company's decision regarding the type of health insurance plans to offer to its employees. Consequently, the Staff should concur in the exclusion of the Proposal under Rule 14a-8(i)(7) as it relates to the ordinary business operations of the Company (i.e., employee benefits).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action if the Company excludes the Proposal from the 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Steven M. Rosenberg, the Company's Corporate Secretary and Assistant General Counsel, at (732) 524-2452.

Sincerely,

Amy L. Goodman

ALG/smw
Enclosures

cc: Steven M. Rosenberg, Johnson & Johnson
Stephen Sacks

100338132_6.DOC

EXHIBIT A

RECEIVED

SEP 1 4 2007

S. M. ROSENBERG

6509 Hanover Heights Trail
Clifton, VA 20124
Sept. 10, 2007

Mr. Steven M Rosenberg, Corporate Secretary
Johnson and Johnson
New Brunswick, NJ

Dear Mr. Rosenberg:

Please find enclosed my (our) stockholder resolution and discussion to be voted on at the annual meeting next April. I (Stephen Sacks) previously sent a draft; the final copy with some minor changes is enclosed.

Microsoft Word shows this to be 482 words (below the SEC maximum of 500 words). I (actually with my wife, Hinda F Sacks) own 2,947 shares, which has a value above the SEC requirement of $2,500. We would prefer that this be published in the name of Stephen Sacks alone; however if necessary it will be acceptable to publish the dual listing—please let us know on this matter. Enclosed is documentation showing that we owned the shares at the end of Dec. 2005 and 2006 and documentation showing that we currently own the shares. If there is any additional documentation you require, please let us know. I (we) will not trade shares between now through the close of the annual meeting, which I understand is April 24, 2008. I (we) will attend the annual meeting, and if you wish present the resolution in any required manner.

Per the letter that accompanied the draft, I am open to consider changes, including what was mentioned in the letter, which will lead to a recommendation of a vote in favor by the Board of Directors.

It would be most appreciated if your Proxy Statement did not mention where we live and preferably also the number of shares we own. This is said for personal security reasons. However, whatever the final determination on this matter, we still wish the resolution to be voted on.

It would be appreciated if you will acknowledge receipt of this resolution and if you could let us know if there is anything more you find necessary for its publication. Please do not hesitate to get in touch with me (Stephen Sacks) if the Board of Directors needs clarification of the contents of the resolution.

Sincerely yours,

Stephen Sacks

Stephen Sacks, Ph.D.

Hinda F. Sacks

Hinda F Sacks

SACKS Stockholder Resolution, Final Copy, Sept 10, 2007

Resolved: Johnson and Johnson shall in good faith and in a reasonable time work to obtain a health insurance plan (or plans) for domestic employees that will sign up preferred providers who will bill non-employees at rates no more than the allowed charge for employees. The allowed charges shall be similar to that of other insurers.

Discussion: For exactly the same medical service by the same provider, the uninsured are often billed many times the amount billed to someone with insurance. This situation is absurd. The uninsured include individuals who cannot afford insurance, and those who cannot get insurance or coverage for specific conditions. These individuals may seek more timely treatment if they were billed in a more just manner. Johnson and Johnson has many employees. It is anticipated that there will be medical providers who will want these employees as customers and for this privilege be willing to charge non-employees rates no more than the allowed employee charges. Similarly, insurance companies will want the Johnson and Johnson account. Some providers and insurers will simply want to do the right thing.

Note that other than for the nominal cost involved in selecting insurance plans, there are no other costs to speak of for Johnson and Johnson-or for employees. The company would not contribute to the expenses of non-employees or be involved in their medical care. It is anticipated that insurers participating as described may also include providers billing under he more traditional system. Provider types will be identified in plan documentation-those billing in a uniform manner will be identified to the public by the insurance company via the Internet. It is anticipated that providers as described may not be available for all categories of medical care. It is also anticipated that Johnson and Johnson employees may be offered a choice of traditional plans such as the ones they

have now and what is proposed. It is understood that what is proposed may not be possible in all parts of the country. It is also anticipated that the company will use what is proposed herein as one criterion, but an important criterion in evaluating plans. For those who may say--"it couldn't work, you won't get providers and insurers"—the response is—"you won't know until you try". We have said "domestic" because insurance related issues are mostly domestic. We have said "reasonable time period" recognizing that it may take additional time to identify providers who wish to participate.

Why should Johnson and Johnson use its "clout" to do something that impacts non-employees? Answer—What is proposed herein is in line with the Johnson and Johnson Credo including community responsibility, better health and being a good citizen. Better public perception of the company will be a byproduct. We urge you to vote in favor of this resolution to sustain the spirit of the Credo by addressing in a concrete manner this important issue.

Fidelity INVESTMENTS

Premium Services

2005 Investment Report

January 1, 2005 - December 31, 2005

Fidelity Account [redacted] STEPHEN SACKS AND HINDA F SACKS - WITH RIGHTS OF SURVIVORSHIP

Holdings (Symbol) as of 12/31	% of Holdings	Income Earned	Quantity	Price per Unit	Total Cost Basis	Total Value
Stocks						
M JOHNSON & JOHNSON (JNJ)		3,757.43	2,947.000	60.100	unknown	177,114.70

Fidelity INVESTMENTS

Premium Services

2006 Investment Report

January 1, 2006 - December 31, 2006

Fidelity Account℠ [redacted]EPHEN SACKS AND HINDA F SACKS - WITH RIGHTS OF SURVIVORSHIP

Holdings (Symbol) as of 12/31	% of Holdings	Income Earned	Quantity	Price per Unit	Total Cost Basis	Total Value
Stocks						
						0
						10
						)0
						)0
						)0
						10
						00
						65
						00
						00
M JOHNSON & JOHNSON (JNJ)		4,287.90	2,947.000	66.020	unknown	194,560.94

Fidelity INVESTMENTS

Private Access

Investment Report

August 1, 2007 - August 31, 2007

Fidelity Account [redacted] STEPHEN SACKS AND HINDA F SACKS - WITH RIGHTS OF SURVIVORSHIP

Holdings (Symbol) as of August 31, 2007

	Quantity August 31, 2007	Price per Unit August 31, 2007	Total Cost Basis	Total Value August 1, 2007	Total Value August 31, 2007
M JOHNSON & JOHNSON (JNJ)	2,947.000	61.790	22,489.04c	178,293.50	182,095.13

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SymbolΔ	Description	Quantity	Previous Price	Most Recent Price	Previous Value	Most Recent Value	Change $	Change %
	(Margin)							
JNJ	JOHNSON & JOHNSON (Margin)	2,947.000	$61.68	$61.84	$181,770.96	$182,242.48	↑$471.52	↑0.26%

RECEIVED

2007 DEC -7 PM 1:16

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

6509 Hanover Heights Trail
Clifton, VA 20124
Dec. 6, 2007

VIA Post Office Express Mail
Office of the Chief Counsel
Division of Corporation Finance
Security and Exchange Commission
Washington, DC 20549

Re: Gibson, Dunn & Crutchfield December 3, 2007 Petition Concerning Stockholder Proposal of Stephen Sacks Pertaining to Johnson and Johnson

6 copies forwarded, copies to concerned parties.

Dear Ladies and Gentlemen:

I am the author of the proposal in question. My purpose in writing is to point out some errors in the December 3 Gibson, Dunn & Crutchfield Petition and to provide additional discussion to aid the staff in their deliberations.

In their December 3 analysis Gibson, Dunn and Crutchfield cite 1991-1997 no-action letters that are basically not relevant to the Proposal. The cases they cite involve writing of specific reports, specific medical benefits to be included in employee health insurance, establishment of new director's committees to develop specific reforms, and applicability of insurance to specific groups of employees. This proposal concerns something to be done outside of Johnson and Johnson, that is by a health insurance company, and with no change in employee health insurance benefits or covered employees. The worst-case impact on employee benefits would be for an insurance company that is preferred by Johnson and Johnson to indicate that if they had to submit an insurance plan for consideration in accord with the current proposal, they would change their benefits or not offer to participate. The current proposal says "good faith efforts". If such a scenario, which would be a sad commentary on the health care system, or anything else develops that is not acceptable to the company, I, as the submitter, would say that they have made a good faith effort and the initiative should be dropped.

The pejorative word "micromanage" in the petition is, in the submitter's viewpoint, not appropriate. It could be appropriate if the submitter did something of the nature of specifying specified pharmaceuticals to be researched or how they should be manufactured, or specific health benefits that impact employees . The proposal does not suggest anything of this nature. The Gibson, Dunn and Crutchfield submission states that the proposal seeks to "*dictate* the Company's selection of *particular* benefit plans ....by *requiring* the Company to offer plans that *comply* with *specific restrictions*....(italics all mine). The proposal does nothing of the sort. The proposal states that the "company will use what is proposed.. as one criterion, but an important criterion in evaluating plans." In accord with the proposal the company could select any preferred plan or benefits.

Clearly a plan that does not meet other criteria of the company would be a non-starter. The proposal simply asks that the company undertake this process in good faith.

It would be disingenuous to say there isn't any corporate employee benefit involvement in the proposal. Someone would have to be involved with getting the word out, informal and formal discussions with insurers and plan selection. Any stockholder resolution would require some company involvement. With no anticipated changes in benefits, this employee benefit involvement is really ancillary. The primary focus of the plan is actually application to the parts of company's Credo that are outside of the mainline company business. Johnson and Johnson stands out among corporations with a Credo that is taken very seriously and is in place of a mission statement. The Credo appears on the back page of the Johnson and Johnson annual report. A copy of the Credo is attached. The credo includes words of community responsibility, better health and being a good citizen. This proposal is addressed to the Credo. We have all seen the Johnson and Johnson media campaign for nursing; this proposal provides stockholder input for another initiative to meet the goals of the Credo.

My understanding of current Administration public policy is wider access to medical care via the private sector. This proposal does just that and is in accord with this policy. It does not cure well-known medical care problems for the population at large. But it takes a step in that direction by leveling the playing field with respect to cost for those without insurance so as to improve medical access.

In some but not all quarters there is a wish for more stockholder involvement with their companies. If not this then what would be appropriate, another proposal regarding board of director's elections or stock options.

Based on the above and the proposal itself I respectfully request that the staff allow stockholders to vote on the proposal.

Please do not hesitate to contact me if I can be of further help. My phone number is 703-6310378 and my email address is sacks_special@yahoo.com. I will be away Dec. 25 to Jan. 10 but I plan to check for phone messages and emails about every other day.

Sincerely,

Stephen Sacks

Stephen Sacks, Ph.D.

cc via conventional mail,

Steven M. Rosenberg, Johnson and Johnson

Amy L. Goodman, Gibson, Dunn and Crutchfield

At Johnson & Johnson there is no mission statement that hangs on the wall. Instead, for more than 60 years, a simple, one-page document – Our Credo – has guided our actions in fulfilling our responsibilities to our customers, our employees, the community and our stockholders. Our worldwide Family of Companies shares this value system in 36 languages spreading across Africa, Asia/Pacific, Eastern Europe, Europe, Latin America, Middle East and North America. The English version of the Credo is below, or you may choose to view it in another language by selecting a country from the box on the right. You can also learn more about the history of Our Credo and its development.

Our Credo

We believe our first responsibility is to the doctors, nurses and patients,
to mothers and fathers and all others who use our products and services.
In meeting their needs everything we do must be of high quality.
We must constantly strive to reduce our costs
in order to maintain reasonable prices.
Customers' orders must be serviced promptly and accurately.
Our suppliers and distributors must have an opportunity
to make a fair profit.

We are responsible to our employees,
the men and women who work with us throughout the world.
Everyone must be considered as an individual.
We must respect their dignity and recognize their merit.
They must have a sense of security in their jobs.
Compensation must be fair and adequate,
and working conditions clean, orderly and safe.
We must be mindful of ways to help our employees fulfill
their family responsibilities.
Employees must feel free to make suggestions and complaints.
There must be equal opportunity for employment, development
and advancement for those qualified.
We must provide competent management,
and their actions must be just and ethical.

We are responsible to the communities in which we live and work
and to the world community as well.
We must be good citizens – support good works and charities
and bear our fair share of taxes.
We must encourage civic improvements and better health and education.
We must maintain in good order
the property we are privileged to use,
protecting the environment and natural resources.

Our final responsibility is to our stockholders.
Business must make a sound profit.
We must experiment with new ideas.
Research must be carried on, innovative programs developed
and mistakes paid for.
New equipment must be purchased, new facilities provided
and new products launched.
Reserves must be created to provide for adverse times.
When we operate according to these principles,
the stockholders should realize a fair return.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 3, 2007

The proposal provides that Johnson & Johnson shall in good faith and in a reasonable time work to obtain a health insurance plan for domestic employees that will sign up preferred providers who will bill non-employees at rates no more than the allowed charge for employees.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7), as relating to Johnson & Johnson's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END